Komatsu Ltd. 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan Phone: 81-3-5561-2603 Fax: 81-3-3583-9882

VIA EDGAR

September 12, 2012

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Komatsu Ltd.

Form 20-F for the Fiscal Year Ended March 31, 2012

Filed June 29, 2012

File No. 001-07239

Dear Mr. Mancuso:

We have received your comment letter, dated August 30, 2012, relating to the filing listed above. As you discussed with our U.S. counsel, this letter confirms that we plan to respond to the comments by September 28, 2012.

Sincerely,

/S/ Hiroshi Makabe
Hiroshi Makabe
General Manager
Legal Department